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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-1
              (TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                           --------------------------

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                               (Subject Company)

                            CALENERGY COMPANY, INC.
                             CE ELECTRIC (NY), INC.
                                    (Bidder)

                  COMMON STOCK, PAR VALUE $6.66 2/3 PER SHARE
                         (Title of Class of Securities)

                                   649840105
                     (CUSIP Number of Class of Securities)

                           --------------------------

                            STEVEN A. MCARTHUR, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            CALENERGY COMPANY, INC.
                        302 SOUTH 36TH STREET, SUITE 400
                             OMAHA, NEBRASKA 68131
                                 (402) 341-4500
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             PETER J. HANLON, ESQ.
                           MICHAEL A. SCHWARTZ, ESQ.
                            WILLKIE FARR & GALLAGHER
                              ONE CITICORP CENTER
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 821-8000

                           CALCULATION OF FILING FEE
===============================================================================
TRANSACTION                                                       AMOUNT OF
VALUATION*                                                      FILING FEE**
===============================================================================
$160,246,415                                                     $32,049.28
===============================================================================

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 6,540,670 shares of Common Stock, par value $6.66 2/3 per share, of New York State Electric & Gas Corporation at $24.50 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, equals 1/50 of one percent of the aggregate value of cash offered by CE Electric (NY), Inc. for such number of shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid:  Not Applicable           Filing Party:  Not Applicable
Form of Registration No.: Not Applicable          Date Filed:  Not Applicable

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons CalEnergy Company, Inc.: 94 - 2213782

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2)       Check the Appropriate Box if a Member of a Group

         (a) X
            ...................................................................
         (b)
            ...................................................................

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3)       SEC Use Only
                     ..........................................................

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4)       Sources of Funds              WC
                         ......................................................

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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(e) or 2(f)
                     ..........................................................

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6)       Citizenship or Place of Organization          DE
                                             ..................................

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7)       Aggregate Amount Beneficially Owned by Each Reporting Person  241,100
                                                                     ..........

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8)       Check if the Aggregate Amount in Row (7) Excludes Certain Shares

         ......................................................................

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9)       Percent of Class Represented by Amount in Row (7)    0.35%
                                                          .....................

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10)      Type of Reporting Person      CO
                                 ..............................................

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

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons CE Electric (NY), Inc.: (applied for)

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2)       Check the Appropriate Box if a Member of a Group

         (a) X
            ...................................................................
         (b)
            ...................................................................

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3)       SEC Use Only
                     ..........................................................

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4)       Sources of Funds              AF
                         ......................................................

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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(e) or 2(f)
                     ..........................................................

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6)       Citizenship or Place of Organization          NY
                                             ..................................

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7)       Aggregate Amount Beneficially Owned by Each Reporting Person  241,100
                                                                     ..........

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8)       Check if the Aggregate Amount in Row (7) Excludes Certain Shares

         ......................................................................

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9)       Percent of Class Represented by Amount in Row (7)    0.35%
                                                          .....................

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10)      Type of Reporting Person      CO
                                 ..............................................

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

Item 1.  Security and Subject Company.

         (a) The name of the subject company is New York State Electric & Gas Corporation, a New York corporation (the "Company"), which has its principal executive offices at Dryden Road, P.O. Box 3287, Ithaca, New York 14852-3287.

         (b) This Statement on Schedule 14D-1 relates to an offer by CE Electric (NY), Inc., a New York corporation (the "Purchaser") and a wholly owned subsidiary of CalEnergy Company, Inc. ("CalEnergy"), to purchase 6,540,670 shares of common stock, par value $6.66 2/3 per share (the "Shares"), of the Company at $24.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

         (c) The information concerning the principal market for, and the prices of, the Shares set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 2.  Identity and Background.

         (a)-(d), (g) The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Purchaser and CalEnergy") of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

         (e)-(f) Neither the Purchaser, CalEnergy nor any persons controlling the Purchaser, nor, to the best of Purchaser's knowledge, any of the persons listed on Schedule I to the Offer to Purchase, has during the last five years
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

         (a)-(b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and CalEnergy"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer") of the Offer to Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in Section 13 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

         (b), (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         (a)-(e) The information set forth in the Introduction and Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer") of the Offer to Purchase is incorporated herein by reference.

         (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

         (a) The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Purchaser and CalEnergy") of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth on Schedule II to the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Purchaser and CalEnergy") and Section 11 ("Purpose of the Offer") of the Offer to Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or To Be Compensated.

         The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders.

         The information set forth in Section 9 ("Certain Information Concerning the Purchaser and CalEnergy") of the Offer to Purchase is incorporated herein by reference.

Item 10.  Additional Information.

         (a) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer") of the Offer to Purchase is incorporated herein by reference.

         (b)-(c) The information set forth in the Introduction and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares and Exchange Act Registration"), Section 12 ("Certain Conditions of the Offer") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

         (e) To the best knowledge of the Purchaser and CalEnergy, there are no pending legal proceedings relating to the Offer.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference in its entirety.

Item 11. Material To Be Filed as Exhibits.

         (a)(1) Offer to Purchase, dated July 18, 1997.

         (a)(2) Letter of Transmittal.

         (a)(3) Notice of Guaranteed Delivery.

         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7) Form of Summary Advertisement, dated July 18, 1997.

         (a)(8) Text of Press Release issued by CalEnergy Company, Inc., dated July 15, 1997.

         (a)(9) Text of Press Release issued by CalEnergy Company, Inc., dated July 18, 1997.

         (b)    None.

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         (c)    Engagement Letter, dated July 14, 1997, among CalEnergy
                Company, Inc., Lehman Brothers Inc. and Credit Suisse First Boston Corporation.

         (d)    None.

         (e)    Not Applicable.

         (f)    None.

                                   Signatures
                                   ----------

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 18, 1997

                                            CE ELECTRIC (NY), INC.


                                            By: /s/ Steven A. McArthur
                                               -------------------------------
                                               Steven A. McArthur, Esq.
                                               Senior Vice President
                                               General Counsel and Secretary



                                            CALENERGY COMPANY, INC.


                                            By: /s/ Steven A. McArthur
                                               -------------------------------
                                               Steven A. McArthur, Esq.
                                               Senior Vice President
                                               General Counsel and Secretary

                                 EXHIBIT INDEX

Exhibit                            Description                     Page No.
  No.                              -----------                 in Sequentially
-------                                                       Numbered Schedule
                                                              -----------------

(a)(1)        Offer to Purchase, dated July 18, 1997.

(a)(2)        Letter of Transmittal.

(a)(3)        Notice of Guaranteed Delivery.

(a)(4)        Letter to Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.

(a)(5)        Letter from Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees to their Clients.

(a)(6)        Guidelines for Certification of Taxpayer
              Identification Number on Substitute Form W-9.

(a)(7)        Form of Summary Advertisement, dated July 18,
              1997.

(a)(8)        Text of Press Release issued by CalEnergy
              Company, Inc. dated July 15, 1997

(a)(9)        Text of Press Release issued by CalEnergy
              Company, Inc. dated July 18, 1997.

(b)           None.

(c)           Engagement Letter, dated July 14, 1997, among
              CalEnergy Company, Inc., Lehman Brothers Inc.
              and Credit Suisse First Boston Corporation.

(d)           None.

(e)           Not Applicable.

(f)           None.